ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

25 January 2024

NOVONIX to Host Fourth Quarter 2023 Operations Update

BRISBANE, Australia, January 25, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it plans to release its fourth quarter 2023 Quarterly Activities Report on Tuesday, January 30, 2024. Dr. Chris Burns, CEO of NOVONIX, will also provide prepared remarks of the quarterly activities for the quarter ended December 31, 2023.

The webcast link and presentation materials will be available Tuesday, January 30, 2023 at 8:30 am AEDT or Monday, January 29, 2023 after markets close at 5:30 pm EST for interested parties in the United States.

The webcast and presentation will be available on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA